UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

THE PEP BOYS – MANNY, MOE & JACK

(Name of Subject Company)

THE PEP BOYS – MANNY, MOE & JACK

(Names of Persons Filing Statement)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

713278109

(CUSIP Number of Class of Securities)

Brian D. Zuckerman
SVP - General Counsel & Secretary

The Pep Boys – Manny, Moe & Jack

3111 W. Allegheny Ave.

Philadelphia, PA 19132

(215) 430-9169
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:
 James W. McKenzie, Jr.

Colby Smith
Morgan, Lewis & Bockius LLP
1701 Market St.
Philadelphia, PA 19103-2921

(215) 963-5000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The information set forth under Items 1.01, 8.01 and 9.01 of the Current Report on Form 8-K filed by The Pep Boys – Manny, Moe & Jack (the “Company”) on December 30, 2015 (including all exhibits attached thereto) is incorporated herein by reference.

The following pre-commencement communications filed under cover of this Schedule 14D-9 relate to the planned tender offer by IEP Parts Acquisition LLC, a Delaware limited liability company (the “Offeror”), and Icahn Enterprises Holdings L.P., a Delaware limited partnership (“Parent”), for all of the issued and outstanding shares of common stock, $1.00 par value per share, of the Company, pursuant to the Agreement and Plan of Merger, dated as of December 30, 2015, by and among Parent, the Offeror and the Company:

•                  Exhibit A:    Form of Email to All Pep Boys Associates from Scott Sider

•                  Exhibit B:    Frequently Asked Questions for Pep Boys Associates

Additional Information

The tender offer for the purchase of the issued and outstanding shares of Pep Boys common stock described in this document has not yet commenced, and this document is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, the Offeror will file a tender offer statement on Schedule TO (including the offer to purchase, letter of transmittal and other tender offer materials) with the U.S. Securities and Exchange Commission (“SEC”) and Pep Boys will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. Prior to making any decision regarding the tender offer, Pep Boys shareholders are strongly advised to read the tender offer statement (including the offer to purchase, letter of transmittal and other tender offer materials) and the related solicitation/recommendation statement on Schedule 14D-9 when they become available as they will contain important information. Once filed, Pep Boys shareholders will be able to obtain the tender offer statement (including the offer to purchase, letter of transmittal and other tender offer materials) and the related solicitation/recommendation statement at no charge on the SEC’s website at www.sec.gov. In addition, the tender offer statement (including the offer to purchase, letter of transmittal and other tender offer materials) and the related solicitation/recommendation statement (when available) may be obtained free of charge from the information agent named in the tender offer materials or by directing a request to The Pep Boys – Manny, Moe & Jack, Attention: Brian Zuckerman, 3111 West Allegheny Avenue, Philadelphia, PA 19132, Telephone Number (215) 430-9169.

Forward-Looking Statements

Statements in this document may contain, in addition to historical information, certain forward-looking statements. Some of these forward-looking statements may contain words like “believe,” “may,” “could,” “would,” “might,” “possible,” “should,” “expect,” “intend,” “plan,” “anticipate,” or “continue,” the negative of these words, other terms of similar meaning or they may use future dates. Forward-looking statements in this document include without limitation statements regarding the planned completion of the transaction. These statements are subject to risks and uncertainties that could cause actual results and events to differ materially from those anticipated, including, but not limited to, risks and uncertainties related to: statements regarding the anticipated benefits of the transaction; statements regarding the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; the percentage of the Company’s stockholders tendering their shares in the Offer; the possibility that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, collaborators, vendors and other business partners; stockholder litigation in connection with the transaction resulting in significant costs of defense, indemnification and liability; and other risks and uncertainties discussed in the Company’s filings with the SEC, including the “Risk Factors” sections of the Company’s Annual Report on Form 10-K for the year ended January 31, 2015 and subsequent quarterly reports on Form 10-Q, as well as the tender offer documents to be filed by Icahn Enterprises Holdings and Offeror and the Solicitation/Recommendation Statement to be filed by the Company. The Company undertakes no obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this document are qualified in their entirety by this cautionary statement.

Exhibit A

To:         All Pep Boys Associates
From:     Scott Sider, CEO
Date:      December 30, 2015
Re:         Sale to Icahn Enterprises

Team,

Today, we announced that Pep Boys has reached a final agreement to be acquired by Icahn Enterprises for $18.50 a share in cash.

Icahn Enterprises seeks to combine Pep Boys with Auto Plus, one of Icahn Enterprises’ holdings in the automotive segment. Auto Plus is a major U.S.-based distributor of automotive aftermarket parts with 3,700 employees.

Until the close of the transaction, which we expect to take place at the end of January / beginning of February, it continues to be business as usual. We will operate as an independent company, focused on taking care of customers and driving profitable revenue.

The attached FAQ should answer many of your questions about Icahn Enterprises, Auto Plus and this transaction. Today’s press release is also attached for your reference.

Thank you for your patience and understanding throughout this process; I appreciate your continued dedication to Pep Boys and to our customers. I wish you a safe and happy New Year’s Eve. We will provide more information about the transaction next week.

Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “believe,” ‘intend,” “demonstrate,” “expect,” “estimate,” “anticipate,” “should” and “likely” and similar expressions identify forward-looking statements. In addition, statements that are not historical should also be considered forward-looking statements. Readers are cautioned not to place undue reliance on those forward-looking statements, which speak only as of the date the statement was made.  Such forward-looking statements are based on current expectations that involve a number of known and unknown risks, uncertainties and other factors which may cause actual events to be materially different from those expressed or implied by such forward-looking statements. These risks include uncertainties associated with the Icahn Enterprises tender offer and the merger, including uncertainties as to the timing of the tender offer and merger, uncertainties as to how many of Pep Boys’ shareholders will tender their shares in the offer, the risk that competing offers will be made, and the possibility that various closing conditions for the transaction may not be satisfied or waived. Other factors may cause Pep Boys’ actual results to differ materially from those expressed or implied in the forward-looking statements and such factors are discussed in Pep Boys’ filings with the U.S. Securities and Exchange Commission (“SEC”), including its Annual Report on Form 10-K for the fiscal year ended January 31, 2015, and subsequent reports filed by Pep Boys with the SEC. Copies of Pep Boys’ filings with the SEC may be obtained at the “Investors” section of Pep Boys’ website at www.pepboys.com or on the SEC’s website at www.sec.gov. In addition, other factors may cause Icahn Enterprises’ actual results to differ materially from those expressed or implied in the forward-looking statements and such factors are discussed in Icahn Enterprises’ filings with the SEC, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2014, and subsequent reports filed by Icahn Enterprises with the SEC. Copies of Icahn Enterprises’ filings with the SEC may be obtained on the SEC’s website at www.sec.gov.

The forward-looking statements included in this announcement are made as of the date hereof. Neither Pep Boys nor Icahn Enterprises is under any obligation to (and each expressly disclaims any such obligation to) update any of the information in this press release if any forward-looking statement later turns out to be inaccurate whether as a result of new information, future events or otherwise, except as otherwise may be required by the federal securities laws.

Additional Information

This document is neither an offer to purchase nor a solicitation of an offer to sell securities. This communication is for informational purposes only. The tender offer transaction to be commenced by Icahn Enterprises will be made pursuant to a tender offer statement on Schedule TO (including the Offer to Purchase, a related Letter of Transmittal and other offer materials) filed by a subsidiary of Icahn Enterprises with the U.S. Securities and Exchange Commission (SEC). In addition Pep Boys will file a Solicitation/Recommendation statement on Schedule 14D-9 with the SEC related to the tender offer. Prior to making any decision regarding the tender offer, Pep Boys shareholders are strongly advised to read the Schedule TO (including the Offer to Purchase, a related Letter of Transmittal and other offer materials) and the related Solicitation/Recommendation statement on Schedule 14D-9. Pep Boys shareholders will be able to obtain the Schedule TO (including the Offer to Purchase, a related Letter of Transmittal and other offer materials) and the related Solicitation/Recommendation statement on Schedule 14D-9 at no charge on the SEC’s website at www.sec.gov. In addition, Schedule TO (including the Offer to Purchase, a related Letter of Transmittal and other offer materials) and the related Solicitation/Recommendation statement on Schedule 14D-9 may be obtained free of charge from the information agent for the tender offer or by directing a request to Pep Boys, Attention: Brian Zuckerman, 3111 West Allegheny Avenue, Philadelphia, PA 19132, Telephone Number (215) 430-9169.

Exhibit B

Pep Boys Sale to Icahn Enterprises: Frequently Asked Questions for Pep Boys Associates

1. What is today’s announcement?

Icahn Enterprises has reached an agreement to acquire Pep Boys for $18.50 cash through a tender offer.

Our prior agreement with Bridgestone has been terminated.

2. Is Pep Boys part of Icahn Enterprises now?

Until the transaction is complete, we will continue to operate as two separate companies. Under the terms of the agreement, following the satisfaction of customary closing conditions, the transaction will likely close at the end of January / beginning of February 2016.

3. Who is acquiring Pep Boys, and what kind of company are they?

Pep Boys is being acquired by IEP Parts Acquisition LLC, a wholly owned subsidiary of Icahn Enterprises Holdings L.P. Icahn Enterprises is a very large and diversified holding company owning over $35 billion in assets, including Auto Plus, a major U.S.-based distributor of automotive aftermarket parts. Auto Plus was formerly owned by Uni-Select, a Canadian company. Icahn Enterprises acquired Auto Plus from Uni-Select in June 2015.

It is anticipated that, subsequent to completion of the acquisition by IEP Parts Acquisition LLC, Pep Boys will be combined with Auto Plus.

In the last six months, Auto Plus has completed numerous acquisitions to grow its footprint. By now combining Auto Plus and Pep Boys, Icahn Enterprises has immediately accelerated its plan for Auto Plus to be a leading North American automotive aftermarket distributor in the United States.

4. What does this acquisition mean for Pep Boys associates?

For now, it means business as usual – taking care of customers the way Pep Boys has for more than 90 years. Going forward, being part of the expanding Auto Plus business means the potential for more career opportunities and growth.

Auto Plus employs over 3,700 team members in approximately 300 locations throughout the country. Like Pep Boys, Auto Plus employees are automotive aftermarket enthusiasts and industry experts dedicated to providing the best services and products to their customers.

There are many talented people at Pep Boys and Auto Plus and, to grow our collective business, we will build the strongest team from both companies.

5.  What if I do not have a long-term opportunity with the newly combined company?

While we believe there will be many opportunities with Auto Plus, if there is no long-term opportunity for you, you will receive advance notice and Icahn Enterprises will honor Pep Boys’ current severance policies for at least one year following closing.

6. Do Pep Boys and Auto Plus have locations in the same markets? If so, will there be store closings as a result?

There is very little overlap between our stores. The major reason for the acquisition is that it accelerates Auto Plus’ growth strategy to become a leading North American automotive aftermarket distributor in the United States.

7. What will happen to the Pep Boys Store Support Center?

At least in the near term, the Store Support Center (SSC) will continue to serve as the hub of Pep Boys’ operations. Auto Plus’ headquarters is located in Kennesaw, a suburb of Atlanta, Georgia. As we combine operations, we will assess the best way to empower and support our stores and distribution centers for success.

8. What will happen to our distribution centers?

Part of Auto Plus’ stated strategy is to build out its distribution network. The addition of Pep Boys’ distribution centers (DCs) fits squarely within that strategy. Auto Plus currently operates 22 distribution centers and views Pep Boys’ DCs as becoming an important part of its new and larger distribution network.

9. What are Icahn Enterprises’ plans for Pep Boys’ service business?

The vehicle service business is a new line of business for Icahn Enterprises that is very attractive. In the near term, Pep Boys will continue to operate the vehicle service business as we evaluate longer-term strategic alternatives.

10. Will Pep Boys’ stores continue to operate under the Pep Boys brand or convert to an Auto Plus store brand?

Pep Boys is a 94-year-old brand with strong brand equity that we intend to continue to use. Just how it will be used in conjunction with the newly launched Auto Plus brand remains to be determined.

11. Will my compensation and benefits change?

Until the transaction closes, Auto Plus and Pep Boys remain independent companies and your salary and benefits will remain unchanged. Under the Merger Agreement, for one year after closing, the compensation and benefits paid to current Pep Boys associates cannot be materially less favorable than current compensation and benefits (other than equity-based compensation, which will be discontinued at closing since Pep Boys’ stock will cease to be publicly traded). Icahn Enterprises values its employees and is committed to offering competitive compensation programs to attract and retain the best talent.

Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “believe,” ‘intend,” “demonstrate,” “expect,” “estimate,” “anticipate,” “should” and “likely” and similar expressions identify forward-looking statements. In addition, statements that are not historical should also be considered forward-looking statements. Readers are cautioned not to place undue reliance on those forward-looking statements, which speak only as of the date the statement was made.  Such forward-looking statements are based on current expectations that involve a number of known and unknown risks, uncertainties and other factors which may cause actual events to be materially different from those expressed or implied by such forward-looking statements. These risks include uncertainties associated with the Icahn Enterprises tender offer and the merger, including uncertainties as to the timing of the tender offer and merger, uncertainties as to how many of Pep Boys’ shareholders will tender their shares in the offer, the risk that competing offers will be made, and the possibility that various closing conditions for the transaction may not be satisfied or waived. Other factors may cause Pep Boys’ actual results to differ materially from those expressed or implied in the forward-looking statements and such factors are discussed in Pep Boys’ filings with the U.S. Securities and Exchange Commission (“SEC”), including its Annual Report on Form 10-K for the fiscal year ended January 31, 2015, and subsequent reports filed by Pep Boys with the SEC. Copies of Pep Boys’ filings with the SEC may be obtained at the “Investors” section of Pep Boys’ website at www.pepboys.com or on the SEC’s website at www.sec.gov. In addition, other factors may cause Icahn Enterprises’ actual results to differ materially from those expressed or implied in the forward-looking statements and such factors are discussed in Icahn Enterprises’ filings with the SEC, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2014, and subsequent reports filed by Icahn Enterprises with the SEC. Copies of Icahn Enterprises’ filings with the SEC may be obtained on the SEC’s website at www.sec.gov.

The forward-looking statements included in this announcement are made as of the date hereof. Neither Pep Boys nor Icahn Enterprises is under any obligation to (and each expressly disclaims any such obligation to) update any of the information in this press release if any forward-looking statement later turns out to be inaccurate whether as a result of new information, future events or otherwise, except as otherwise may be required by the federal securities laws.

Additional Information

This document is neither an offer to purchase nor a solicitation of an offer to sell securities. This communication is for informational purposes only. The tender offer transaction to be commenced by Icahn Enterprises will be made pursuant to a tender offer statement on Schedule TO (including the Offer to Purchase, a related Letter of Transmittal and other offer materials) filed by a subsidiary of Icahn Enterprises with the U.S. Securities and Exchange Commission (SEC). In addition Pep Boys will file a Solicitation/Recommendation statement on Schedule 14D-9 with the SEC related to the tender offer. Prior to making any decision regarding the tender offer, Pep Boys shareholders are strongly advised to read the Schedule TO (including the Offer to Purchase, a related Letter of Transmittal and other offer materials) and the related Solicitation/Recommendation statement on Schedule 14D-9. Pep Boys shareholders will be able to obtain the Schedule TO (including the Offer to Purchase, a related Letter of Transmittal and other offer materials) and the related Solicitation/Recommendation statement on Schedule 14D-9 at no charge on the SEC’s website at www.sec.gov. In addition, Schedule TO (including the Offer to Purchase, a related Letter of Transmittal and other offer materials) and the related Solicitation/Recommendation statement on Schedule 14D-9 may be obtained free of charge from the information agent for the tender offer or by directing a request to Pep Boys, Attention: Brian Zuckerman, 3111 West Allegheny Avenue, Philadelphia, PA 19132, Telephone Number (215) 430-9169.